UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

GulfMark Offshore, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402629 307
402629 406
402629 505

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NOS. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,357,748 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,357,748 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,357,748 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%
14	TYPE OF REPORTING PERSON

IA

(1)       Includes 149,900 Shares underlying New Existing Equity Warrants.

2

CUSIP NOS. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,357,748 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

640 (1)
	10	SHARED DISPOSITIVE POWER

2,357,748 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,358,388 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8%
14	TYPE OF REPORTING PERSON

HC

(1)       Includes 586 Shares underlying New Existing Equity Warrants.

(2)       Includes 149,900 Shares underlying New Existing Equity Warrants.

3

CUSIP NOS. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NOS. 402629 307, 402629 406, 402629 505

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of GulfMark Offshore, Inc., a Delaware corporation (the “Issuer”), outstanding immediately after the Effective Date (as defined below). The address of the principal executive offices of the Issuer is 842 West Sam Houston Parkway North, Suite 400, Houston, Texas 77024.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), William C. Martin and Kenneth H. Traub. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the General Partner of RC GLF 1, LP, a Delaware limited partnership (“RC GLF”), in whose name certain of the securities of the Issuer are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. RC GLF has delegated to Raging Capital sole investment authority with respect to the securities held by RC GLF pursuant to its Limited Partnership Agreement, dated July 17, 2017 (the “LPA”), which authority may not be terminated by RC GLF upon less than sixty-one days’ written notice to Raging Capital. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the securities of the Issuer held by RC GLF.

Raging Capital is the Investment Manager of Raging Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Raging Capital Offshore Fund”), and Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Offshore Fund, the “Raging Funds”), in whose names certain of the securities of the Issuer are held. William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital. The Raging Funds have delegated to Raging Capital sole investment authority with respect to the securities held by the Raging Funds pursuant to an Investment Management Agreement, dated November 9, 2012 (the “IMA”). The IMA may be terminated by any party thereto effective at the close of business on the last day of any fiscal quarter by giving the other party not less than sixty-one days’ written notice. As a result, each of Raging Capital and William C. Martin may be deemed to beneficially own the securities of the Issuer held by the Raging Funds.

Set forth on Schedule A annexed to Amendment No. 2 to the Schedule 13D (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

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CUSIP NOS. 402629 307, 402629 406, 402629 505

(b)       The address of the principal office of each of the Reporting Persons is Ten Princeton Avenue, P.O. Box 228, Rocky Hill, New Jersey 08553.

(c)       The principal business of Raging Capital is serving as the General Partner of RC GLF and the Investment Manager of the Raging Funds and other affiliated entities. The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital. The principal occupation of Kenneth H. Traub is serving as a Managing Partner at Raging Capital. Mr. Traub is also a director of the Issuer.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Raging Capital is organized under the laws of the State of Delaware. Each of William C. Martin and Kenneth H. Traub is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 4.	Purpose of Transaction.

Items 3 and 4 are hereby amended to add the following:

As previously disclosed, on May 17, 2017, the Issuer filed a voluntary petition for relief (the “Bankruptcy Case”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue a Chapter 11 Plan of the Issuer (the “Plan”) and related disclosure statement (the “Disclosure Statement”). The Bankruptcy Case is being administered under the caption In Re GulfMark Offshore, Inc.

On October 4, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. A copy of the Confirmation Order, with a copy of the Plan as confirmed attached thereto, is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 5, 2017 and incorporated by reference herein.

Effective November 14, 2017 (the “Effective Date”), the Issuer emerged from bankruptcy pursuant to the terms of the Plan. The following is a summary of the restructuring transactions resulting in issuances of securities by the Issuer to security holders, including the Reporting Persons, pursuant to the Plan. This summary is qualified in its entirety by reference to the full text of the Confirmation Order, including the Plan. Capitalized terms used but not defined herein have the meanings set forth in the Plan:

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CUSIP NOS. 402629 307, 402629 406, 402629 505

•	The Issuer completed a $125 million Rights Offering, pursuant to which (subject to limitations regarding the Jones Act described below), eligible holders of the 6.375% senior notes due 2022 (the “Senior Notes”) of the Issuer (the “Noteholders”), including Raging Capital, had the right to purchase, on the Effective Date, their pro rata share of 60% of the Shares, or as applicable, the Jones Act Warrants (as defined below) (the “Reorganized GulfMark Equity”), subject to dilution by the Reorganized GulfMark Equity issued or issuable under the Issuer’s management incentive plan (“MIP”), and upon exercise of the New Existing Equity Warrants (as defined below). The Rights Offering was backstopped by certain of the Noteholders, including Raging Capital, for a 6.0% commitment premium paid in the form of 3.6% of the Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issued or issuable under the MIP and upon exercise of the New Existing Equity Warrants. In connection with the foregoing, RC GLF received 1,400,796 Shares in the Rights Offering (including the backstop) at a subscription price of $20.83 per Share and a commitment premium of 86,400 Shares.
•	Each holder of the Senior Notes, including Raging Capital, received (subject to limitations regarding the Jones Act described below) its pro rata share of the Reorganized GulfMark Equity representing in the aggregate 35.65% of the Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issued or issuable under the MIP and the exercise of the New Existing Equity Warrants. In connection with the foregoing, RC GLF received 706,785 Shares.
•	The Jones Act, which applies to companies that engage in coastwise trade, requires that, among other things, with respect to a publicly traded company, the aggregate ownership of common stock by non-U.S. citizens be not more than 25% of its outstanding common stock. Accordingly, the recipients of Shares pursuant to the Plan or the Rights Offering who are non-U.S. holders may have received warrants to acquire Shares at an exercise price in a minimal amount in lieu of Shares (the “Jones Act Warrants”). The Reporting Persons did not receive any Jones Act Warrants.
•	All common stock of the Issuer outstanding immediately prior to the Effective Date was cancelled and each holder of such outstanding common stock, including Raging Capital and William C. Martin, received its / his pro rata share of (a) Shares representing in the aggregate 0.75% of the Reorganized GulfMark Equity, subject to dilution by the Reorganized GulfMark Equity issued or issuable under the MIP and the exercise of the New Existing Equity Warrants, and (b) warrants for 7.5% of the equity in the reorganized Issuer subject to dilution by the Reorganized GulfMark Equity issued or issuable under the MIP, with a 7-year term and with an exercise price based on an equity value of $1 billion (the “New Existing Equity Warrants”). In connection with the foregoing, (i) the Raging Funds received 13,867 Shares and New Existing Equity Warrants to purchase 149,900 Shares and (ii) William C. Martin received 54 Shares and New Existing Equity Warrants to purchase 586 Shares.

7

CUSIP NOS. 402629 307, 402629 406, 402629 505

On the Effective Date, Kenneth H. Traub, a Managing Partner at Raging Capital, was appointed to the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 7,043,141 Shares outstanding, which is the total number of Shares outstanding as of the Effective Date as reported in the Form 8-A filed by the Issuer on the Effective Date.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own 2,357,748 Shares, consisting of 2,207,848 Shares held directly by RC GLF and the Raging Funds and 149,900 Shares underlying New Existing Equity Warrants held directly by the Raging Funds, by virtue of their relationships with RC GLF and the Raging Funds discussed in further detail in Item 2, constituting approximately 32.8% of the Shares outstanding.

As of the close of business on the date hereof, William C. Martin may be deemed to beneficially own an additional 640 Shares, consisting of 54 Shares held directly by Mr. Martin and 586 Shares underlying New Existing Equity Warrants held directly by Mr. Martin, which, together with the 2,357,748 Shares held directly by RC GLF and the Raging Funds and underlying New Existing Equity Warrants held directly by the Raging Funds that Mr. Martin may also be deemed to beneficially own, constitute approximately 32.8% of the Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub did not directly own any securities of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, each of RC GLF and the Raging Funds specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the LPA or IMA, as applicable.

8

CUSIP NOS. 402629 307, 402629 406, 402629 505

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by RC GLF and the Raging Funds.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

(c)       Except for the transactions relating to the Plan described above, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	Order of the Bankruptcy Court, dated October 4, 2017, confirming the Chapter 11 Plan of Reorganization of GulfMark Offshore, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on October 5, 2017).
99.2	Joint Filing Agreement by and among Raging Capital Management, LLC, William C. Martin and Kenneth H. Traub.

9

CUSIP NOS. 402629 307, 402629 406, 402629 505

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2017	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

10